Exhibit 99.1

June 10, 2024

METALS ACQUISITION LIMITED COMPLETES REDEMPTION OF PUBLIC AND PRIVATE PLACEMENT WARRANTS AND RUSSELL 3000® INDICES INCLUSION

ST. HELIER, Jersey – (BUSINESS WIRE) – Metals Acquisition Limited (NYSE: MTAL; ASX: MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company” or “MAC”), today announced the completion of the redemption of its public warrants and private placement warrants (the “Warrants”) to purchase ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), that remained outstanding at 5:00 p.m. New York City time on June 5, 2024 (the “Redemption Date”).

On May 6, 2024, the Company announced that it would redeem all of its Warrants that remained outstanding on the Redemption Date for a redemption price of $0.10 per Warrant. Prior to 5:00 p.m. New York City Time on the Redemption Date, Warrant holders could elect to: (1) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share, or (2) surrender their Warrants on a “cashless basis” (a “Make Whole Exercise”) for a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement, dated as of July 28, 2021, between Metals Acquisition Corp and Continental Stock Transfer & Trust Company. On May 21, 2024, the Company announced that holders who exercise their Warrants pursuant to a Make-Whole Exercise would receive 0.3063 Ordinary Shares per Warrant.

1,026 Warrants were exercised at an exercise price of $11.50 per Ordinary Share and 15,344,751 Warrants were exercised on a “cashless basis,” resulting in the exercise of approximately 99.82% of the outstanding Warrants (of which approximately 0.01% were exercised for cash and 99.81% were exercised on a “cashless basis”) and in the issuance of an aggregate of 4,701,071 Ordinary Shares. The remaining 27,753 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash.

Accordingly, the Company will have 74,055,263 Ordinary Shares and no public warrants or private placement warrants outstanding as a result of the redemption of the Warrants. The Company continues to have 3,187,500 financing warrants outstanding to purchase Ordinary Shares, which were issued to Sprott Private Resource Lending II (Collector-2), LP in connection with a mezzanine loan note facility entered into on March 10, 2023.

The table below sets out the impact of the Warrant redemption on the share capital and cash position of the Company as well as the dilution to the holders of Ordinary Shares (including Ordinary Shares which are represented by Chess Depository Interests (“CDIs”) on the Australian Securities Exchange (“ASX”) as at the time of the initial announcement on May 6, 2024:

Aggregate number of Ordinary Shares issued	4,701,071
Cash received from redemption of Warrants	$11,799.00
Dilution to existing issued Ordinary Shares (%)	6.35%
Total number of Ordinary Shares on issue	74,055,263

The Warrants have ceased trading on the New York Stock Exchange and have been delisted. The redemption of the Warrants had no effect on the trading of the Ordinary Shares which continue to trade on the New York Stock Exchange under the symbol MTAL.

Updated Substantial Shareholder Information

As a result of the Warrant redemption, the table below sets out the information known to MAC as at the date of this announcement concerning the substantial holdings in MAC’s Ordinary Shares and CDIs. Terms which are defined in Chapter 6C of the Australian Corporations Act 2001 (Cth) (“Corporations Act”) are used with their defined meanings.

Name of substantial holder	Record Holder(s) (if different)	Ordinary Shares / CDIs held (as at date of previous notices)		% of total Ordinary Shares / CDIs on issue (as at date of previous notices)	Ordinary Shares / CDIs held (as at date of this notice)	% of total Ordinary Shares / CDIs on issue (as at date of this notice)
Glencore Operations Australia Pty Limited	N/A	10,000,000	[1]	14.4%	10,000,000	13.5%
Blackrock, Inc.	BlackRock Commodity Strategies Fund BlackRock World Mining Trust plc BlackRock Global Funds – World Mining Fund BlackRock Commodity Strategies Fund – Metals and Mining Sleeve	6,332,511	[2]	9.1%	6,332,511	8.6%
Fourth Sail	Fourth Sail Discovery LLC Fourth Sail Long Short LLC	5,954,545	[1]	8.6%	6,104,694	8.2%
United Super Pty Ltd	United Super Pty Ltd ABN 46 006 261 623 as trustee for the Construction and Building Unions Superannuation Fund ABN 75 493 363	5,337,434	[3]	7.7%	4,845,138	6.5%
Osisko Bermuda Limited	N/A	4,000,000	[1]	5.8%	4,000,000	5.4%

1 As at notice dated February 19, 2024.

2 As at notice dated May 3, 2024.

3 As at notice dated February 26, 2024.

As a private limited company incorporated under the laws of Jersey, Channel Islands, Chapter 6C of the Corporations Act does not apply to shareholders of MAC. However, the Company has agreed with the ASX to release to the market certain information about a person becoming a substantial holder in the Company within the meaning of section 671B of the Corporations Act, varying its substantial holding by 1% or more or ceasing to be a substantial holder. It is important to note that:

•	MAC is not required to, and does not intend to, make enquiries of any person, including (without limitation) its shareholders, to identify or verify details of substantial holdings;

•	unless a holder advises MAC of the details of any associates (or other relevant persons) that have a relevant interest (or deemed relevant interest) in its Ordinary Shares, MAC will be unaware of these other relevant interests, if any; and

•	accordingly, any information that MAC provides to the ASX is provided only to the best of the knowledge and belief of MAC and MAC expressly disclaims responsibility for the accuracy and completeness of the information provided to the maximum extent permitted by law.

Russell 3000® Indices Inclusion

MAC is expected to join the broad-market Russell 3000® Index at the conclusion of the 2024 Russell US Indexes annual reconstitution, effective at the open of US equity markets on July 1, 2024, according to a preliminary list of additions posted May 24, 2024.

The annual Russell US Indexes reconstitution captures the 4,000 largest US stocks as of April 30, 2024, ranking them by total market capitalization. Membership in the US all-cap Russell 3000® Index, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or small-cap Russell 2000® Index as well as the appropriate growth and value style indexes. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings, and style attributes.

For more information on the Russell 3000® Index and the Russell indexes reconstitution, go to the “Russell Reconstitution” section on the FTSE Russell website.

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-ENDS-

Contacts Mick McMullen Chief Executive Officer & Director Metals Acquisition Limited. investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX: MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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